Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2016 first quarter
Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2016 first quarter results

Production higher and cost of sales per ounce lower year-over-year

On track to meet 2016 production and cost guidance

Toronto, Ontario – May 10, 2016 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the first quarter ended March 31, 2016.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 18 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2016 first quarter highlights:

•	Production[1]: 687,463 gold equivalent ounces (Au eq. oz.), compared with 629,360 Au eq. oz. in Q1 2015.
•	Revenue: $782.6 million, compared with $781.4 million in Q1 2015.
•	Production cost of sales[2]: $694 per Au eq. oz., compared with $709 in Q1 2015.
•	All-in sustaining cost[2]: $963 per Au eq. oz. sold, compared with $964 in Q1 2015. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $957 in Q1 2016, compared with $957 in Q1 2015.
•	Adjusted operating cash flow[2]: $202.6 million, or $0.17 per share, compared with $214.8 million, or $0.19 per share, in Q1 2015.
•	Adjusted net earnings[2,3]: $1.4 million, or $0.00 per share, compared with adjusted net earnings of $15.3 million, or $0.01 per share, in Q1 2015.
•	Reported net loss[3]: $13.9 million, or $0.01 per share, compared with a loss of $6.7 million, or $0.01 per share, in Q1 2015.
•	Outlook: Kinross expects to be within its 2016 forecast guidance for production (2.7 - 2.9 million Au eq. oz.), production cost of sales ($675 - $735 per Au eq. oz.) and all-in sustaining cost ($890 - $990 per Au eq. oz.). Capital expenditures guidance was increased to $755 million to reflect the additional $160 million expected to be spent on the Tasiast Phase One expansion.
•	Tasiast Phase One expansion: Kinross is proceeding with the Tasiast Phase One expansion, which is expected to nearly double production and reduce production cost of sales per ounce by half, at a manageable capital cost.
•	Nevada asset acquisition: Kinross closed the acquisition of Bald Mountain and 50% of Round Mountain on January 11, 2016 for $610 million, to be reduced by $22 million as a result of a working capital adjustment finalized subsequent to March 31, 2016.
•	Development projects: The Bald Mountain exploration program is progressing well and the Russia development projects – Moroshka near Kupol and September Northeast near Dvoinoye – are advancing as planned.
•	Equity financing: The Company completed a public equity offering on March 18, 2016 for net proceeds of $275.7 million to further strengthen the Company’s balance sheet.

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2016 first quarter results:

“Kinross is off to a strong start to the year, generating solid free cash flow as our portfolio of mines continued to deliver consistent operational results in the first quarter. All-in sustaining cost is trending lower, production is higher compared with the previous quarter and year, and we are once again on track to meet our annual guidance at each of our regions and company-wide.

“We also significantly clarified our path to the future on two major fronts. At Tasiast, we are moving ahead with the Phase One expansion, which is expected to nearly double production, while reducing cost of sales significantly, at a manageable capital cost. At the same time, we completed a pre-feasibility study for a potential Phase Two expansion that would transform the operation into our largest mine, with one of the lowest costs. With the acquisition of our Nevada-based assets now complete, we are more confident in Bald Mountain’s clear upside potential and expect to convert a substantial amount of the site’s estimated mineral resources into mineral reserves.

1Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 17 of this news release.

3Net earnings/loss figures in this release represent “net earnings (loss) attributable to common shareholders”.

p. 1 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

“We have strongly underlined our value proposition as a large, pure gold producer. We are well levered to the gold price and have an outstanding operating record, a strong balance sheet, and attractive low-risk development projects.”

Financial results

Summary of financial and operating results

	Three months ended
	March 31,
(in millions, except ounces, per share amounts, and per ounce amounts)	2016	2015
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	691,910	636,128
Sold(c)	664,165	641,752

Attributable gold equivalent ounces(a)
Produced(c)	687,463	629,360
Sold(c)	659,397	634,565

Financial Highlights
Metal sales	$782.6	$781.4
Production cost of sales	$462.3	$454.6
Depreciation, depletion and amortization	$207.8	$206.2
Operating earnings	$23.6	$42.5
Net loss attributable to common shareholders	$(13.9)	$(6.7)
Basic loss per share attributable to common shareholders	$(0.01)	$(0.01)
Diluted loss per share attributable to common shareholders	$(0.01)	$(0.01)
Adjusted net earnings attributable to common shareholders(b)	$1.4	$15.3
Adjusted net earnings per share(b)	$0.00	$0.01
Net cash flow provided from operating activities	$214.5	$250.1
Adjusted operating cash flow(b)	$202.6	$214.8
Adjusted operating cash flow per share(b)	$0.17	$0.19
Average realized gold price per ounce	$1,179	$1,218
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$696	$708
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$694	$709
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$682	$696
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$957	$957
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$963	$964
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,023	$1,050
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,026	$1,054

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on page 13 to 17 of this news release.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2016 was 79.64:1, compared with 72.91:1 for the first quarter of 2015.

The following operating and financial results are based on first-quarter 2016 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 687,463 attributable Au eq. oz. in Q1 2016, a 9% increase compared with Q1 2015, due mainly to the acquisition of Bald Mountain and 50% of Round Mountain the Company did not already own.

Production cost of sales: Production cost of sales per Au eq. oz.2 decreased to $694 for Q1 2016, compared with $709 for the first quarter of 2015, mainly as a result of lower fuel costs, favourable foreign exchange rates and an increase in attributable Au eq. oz. sold.

p. 2 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Production cost of sales per Au oz. on a by-product basis2 decreased to $682 in Q1 2016, compared with $696 in Q1 2015, based on Q1 2016 attributable gold sales of 642,733 ounces and attributable silver sales of 1,327,243 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 decreased to $963 in Q1 2016, compared with $964 in Q1 2015. All-in sustaining cost per Au oz. sold on a by-product basis2 was $957 in Q1 2016, compared with $957 in Q1 2015.

Average realized gold price: The average realized gold price in Q1 2016 declined to $1,179 per ounce, compared with $1,218 per ounce in Q1 2015.

Revenue: Revenue from metal sales was $782.6 million in Q1 2016, compared with $781.4 million during the same period in 2015, primarily due to an increase in gold equivalent ounces sold offset by a lower average realized gold price.

Margins: Kinross’ attributable margin per Au eq. oz. sold4 was $485 per Au eq. oz. for Q1 2016, compared with a Q1 2015 margin of $509 per Au eq. oz.

Operating cash flow: Adjusted operating cash flow2 was $202.6 million, or $0.17 per share, for Q1 2016, compared with $214.8 million, or $0.19 per share, for Q1 2015.

Earnings/loss: Adjusted net earnings2,3 were $1.4 million, or $0.00 per share, for Q1 2016, compared with adjusted net earnings of $15.3 million, or $0.01 per share, for Q1 2015.

Reported net loss3 was $13.9 million, or $0.01 per share, for Q1 2016, compared with reported net loss of $6.7 million, or $0.01 per share, for Q1 2015, mainly due to a lower average gold price.

Capital expenditures: Capital expenditures decreased to $139.5 million for Q1 2016, compared with $149.5 million for the same period last year, primarily due to lower spending at Fort Knox.

Operating results

Mine-by-mine summaries for 2016 first-quarter operating results may be found on pages eight and 12 of this news release. Highlights include the following:

Americas

The region’s first quarter performance was strong, with higher production and lower cost of sales compared with the prior quarter and year-over-year. At Fort Knox, production was in line with Q4 2015 and increased compared with Q1 2015 as mild weather conditions had a positive seasonal impact on mining operations and the heap leach. Cost of sales per ounce increased compared with Q1 2015 mainly due to increased reagent usage and more labour needed as a result of placing more tonnes on the heap leach pads. Kettle River-Buckhorn performed well as it nears the end of its mine life, with production increasing quarter-over-quarter mainly due to more tonnes processed through the mill, and year-over-year mainly due to higher grades. Cost of sales per ounce decreased compared with Q1 2015 largely due to a decrease in contractor and fuel costs. Kettle River-Buckhorn now expects to continue mining until the end of the year, as test drilling in perimeter holes around the site has uncovered more ounces.

4Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 3 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

With the completion of the Nevada acquisition on January 11, 2016, Bald Mountain and the 50% of Round Mountain Kinross did not previously own were integrated into the Company’s portfolio. At Round Mountain, production increased mainly as a result of the acquisition of the remaining 50% and higher mill grades. Cost of sales per ounce decreased compared with Q1 2015 largely due to higher grades and increased recovery. At Bald Mountain, exploration continued as planned, and further work has begun to realize the site’s full potential. Production was lower than expected mainly due to a higher than anticipated level of stripping from the adopted mine plan, harsh winter conditions during the quarter and the replenishment of ADR plant inventory. The Company expects site performance to improve in the second half of the year. After the planned stripping campaign is completed this year, the Company expects the site to substantially increase production, and reduce costs in 2017.

Paracatu’s production decreased compared with Q1 2015 mainly due to lower mill throughput and recoveries, but increased compared with the previous quarter due to a partial curtailment of milling activities in Q4 2015 as a result of reduced rainfall in the area. Paracatu’s Santo Antonio tailing reprocessing initiative is now on track, producing approximately 13,400 Au eq. oz. in the quarter. To reduce water usage, tailings are now being hauled for reprocessing, rather than hydro-pumping. Cost of sales decreased compared with Q4 2015 and Q1 2015 primarily due to increased exposure to favourable foreign exchange rates in 2016. At Maricunga, production was slightly higher quarter-over-quarter and year-over-year mainly due to an increase in ore processed on the heap leach pads. Cost of sales per ounce decreased compared with Q1 2015 mainly due to favourable exchange rates.

Russia

Kupol and Dvoinoye continued with consistent and strong performance in the first quarter, increasing production and decreasing the cost of sales per ounce compared with Q4 2015 and Q1 2015. The production increase was mainly the result of mining a higher grade zone during the quarter. Approximately 93,300 Au eq. oz. were produced from processing Dvoinoye ore in Q1 2016. Cost of sales per ounce was at its lowest level in more than four years. The decrease, compared with Q4 2015 and Q1 2015, was mainly a result of favourable foreign exchange rates and higher grades.

West Africa

At Tasiast, production was lower compared with Q4 2015 and Q1 2015 as a result of mine sequencing and lower grades. Cost of sales per ounce was lower year-over-year mainly as a result of a decrease in fuel and labour costs and less reagent consumption. The site’s throughput rate continues to benefit from improvements made to fragmentation of blasted ore from the pit and its crushing and grinding circuits. During the quarter, throughput averaged more than 8,000 tonnes per day (tpd), compared with an average of 7,500 tpd in Q4 2015.

In the context of ongoing collective agreement negotiations, on May 10, 2016, the union at Tasiast served notice of intention to strike with effect on May 24, 2016. The notice is not unexpected and regional management remains available to meet with the union.

At Chirano, production was lower compared with Q4 2015 and Q1 2015 as the site continued to transition from mining the Akwaaba deposit to the Paboase deposit, which resulted in fewer tonnes mined and lower grades. Cost of sales per ounce increased compared with Q1 2015 mainly as a result of higher power costs and lower ounces produced. The Company expects performance to improve in the third quarter.

Organic development projects

The Tasiast Phase One expansion is progressing well, with work commencing this month. Engineering and procurement is 55% complete, major earthworks are scheduled to begin in June and the start of the project’s first substantial construction activity is planned for August. The project remains on track, with full production expected by the end of Q1 2018.

The Bald Mountain exploration program, which is focused on targets in the footprint of active mining areas, is progressing well. The new exploration team has two rigs on site, and has drilled approximately 9,000 metres since the close of the acquisition, mostly in the Saga, Top and Redbird pits in the 100% Kinross-owned North area. Results are encouraging as the team continues to develop a better geological understanding of the property. The Company remains confident in the upside potential at this prospective property, and expects to convert a substantial amount of the site’s estimated mineral resources into mineral reserves over the next few years. The permitting process to expand exploration and mining activities is expected to be completed in mid-2016.

p. 4 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross’ Russian development projects continue to advance as planned. At the Moroshka project, located approximately four kilometres east of Kupol, construction of an ore haulage road is now underway and is expected to be completed in June. The Company expects to commence mining in 2018 to process ore in the Kupol mill. At September Northeast, located approximately 15 km northwest of Dvoinoye, a haulage road to the site has been completed and a camp facility constructed. Site preparation is expected to be completed by the fourth quarter with mining on track to commence in late 2017.

At the La Coipa Phase 7 project, Kinross continues to advance permitting efforts, including recently obtaining approval for an exploration DIA (Declaration of Impact to Environment) permit. Exploration drilling is planned for several targets in 2016, including Catalina, which is located less than one kilometre southeast of the Phase 7 deposit.

Maricunga update

In setting its strategic business priorities, Kinross has been assessing the Maricunga mine plan in the context of disciplined capital allocation and a focus on quality ounces over quantity. After taking into consideration Maricunga’s cost position and future capital needs, as well as other capital priorities in its global portfolio, Kinross is contemplating a potential suspension of mining activities by the end of October, subject to regulatory processes. Should the Company proceed with this suspension, heap leach rinsing is expected to continue at Maricunga for approximately three years. Total production expected from the heap during the three years of rinsing is expected to be approximately 100,000 Au eq. oz.

The Company will continue to review the operation’s mine plan, evaluate its estimated mineral reserve and mineral resource base and explore further permitting needs.

The Maricunga mine produced 212,155 gold equivalent ounces during 2015 at production cost of sales of $1,010 per equivalent ounce. At December 31, 2015, the Maricunga mine had estimated proven and probable mineral reserves of 1.042 million ounces, estimated measured and indicated mineral resources of 4.275 million ounces and estimated inferred mineral resources of 1.053 million ounces. The mineral reserve estimates were prepared using a $1,200 per ounce gold price, and the mineral resource estimates were prepared using a $1,400 per ounce gold price5.

As previously announced on March 18, 2016, the Company received notification from Chile’s environmental regulatory authority (SMA) of a resolution commencing a legal process that will seek the closure of Maricunga’s water pumping wells. Kinross vigorously opposes the resolution and has filed an administrative appeal with the SMA on the basis that a complete stoppage of water use would be both legally and technically flawed and would have serious environmental, health and safety consequences. The appeal process may impact the timing of any proposed future suspension.

On May 2, 2016, the SMA imposed a 15-day water curtailment order. In response, the Maricunga mine has temporarily suspended mining and crushing activities for the duration of the order. This temporary suspension is not expected to impact the Company’s regional production and cost guidance.

Balance sheet

As of March 31, 2016, Kinross had cash and cash equivalents of $750.4 million, a decrease of $293.5 million since December 31, 2015, mainly as a result of the $610.0 million acquisition of the Bald Mountain mine and the remaining 50% interest in the Round Mountain mine, partially offset by net proceeds of $275.7 million from the equity issuance and cash flow generated in the first quarter. The Company also had available credit of $1,506.0 million as of March 31, 2016 for total liquidity of approximately $2.3 billion.

5 For more information see Kinross’ Annual Mineral Reserve and Resource Statement for the year-end December 31, 2015 in its Annual Information Form dated March 30, 2016, available under the Company’s profile at www.sedar.com or on the Company’s website www.kinross.com.

p. 5 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company expects that its existing liquidity sources will be sufficient to fund the Tasiast Phase One expansion and the repayment of $250 million in senior notes due in September. Kinross has no other debt maturities until 2019.

Equity financing

During the first quarter, Kinross completed a public offering, issuing 95,910,000 common shares of Kinross, including 12,510,000 common shares issued to the underwriters on the exercise of their over-allotment option. The transaction was completed on March 18, 2016 and the Company received net proceeds of $275.7 million from the offering.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 18 of this news release.

As previously announced on February 10, 2016, Kinross expects to produce approximately 2.7 - 2.9 million Au eq. oz. for the year and expects to be within its regional production guidance ranges.

The Company expects to be within its regional production cost of sales guidance ranges, its company-wide production cost of sales guidance range of $675 - $735 per Au eq. oz., and its all-in sustaining cost guidance range of $890 - $990 per Au eq. oz. sold in 2016. The Company also expects to meet its revised 2016 capital expenditure forecast of approximately $755 million.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Wednesday, May 11, 2016 at 7:45 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 00432 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 00432 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

Kinross’ Annual Shareholders Meeting will be held on Wednesday, May 11, 2016 at 10:00 a.m. ET at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the Annual Meeting will be available at www.kinross.com and will also be archived for later access.

This news release should be read in conjunction with Kinross’ 2016 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2016 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

p. 6 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 7 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended March 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2016	2015	2016	2015	2016	2015	2016	2015

Fort Knox	87,800	82,673	87,889	82,003	$62.2	$55.1	$708	$672
Round Mountain	92,926	40,262	90,474	40,447	65.0	36.0	718	890
Bald Mountain	20,422	-	11,197	-	13.1	-	1,170	-
Kettle River - Buckhorn	28,312	24,265	28,264	24,167	22.2	24.3	785	1,006
Paracatu	119,376	124,685	117,090	124,929	79.9	93.9	682	752
Maricunga	59,076	56,822	57,490	54,376	47.3	56.0	823	1,030
Americas Total	407,912	328,707	392,404	325,922	289.7	265.3	738	814

Kupol	192,450	185,729	175,691	192,167	78.2	91.5	445	476
Russia Total	192,450	185,729	175,691	192,167	78.2	91.5	445	476

Tasiast	47,078	54,009	48,391	51,790	47.2	51.9	975	1,002
Chirano (100%)	44,470	67,683	47,679	71,873	47.2	45.9	990	639
West Africa Total	91,548	121,692	96,070	123,663	94.4	97.8	983	791

Operations Total	691,910	636,128	664,165	641,752	462.3	454.6	696	708
Less Chirano non-controlling interest (10%)	(4,447)	(6,768)	(4,768)	(7,187)	(4.7)	(4.6)
Attributable Total	687,463	629,360	659,397	634,565	$457.6	$450.0	$694	$709

p. 8 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	March 31	December 31,
	2016	2015

Assets
Current assets
Cash and cash equivalents	$750.4	$1,043.9
Restricted cash	10.9	10.5
Accounts receivable and other assets	107.5	108.2
Current income tax recoverable	125.9	123.3
Inventories	1,165.6	1,005.2
Unrealized fair value of derivative assets	11.5	1.0
	2,171.8	2,292.1
Non-current assets
Property, plant and equipment	5,057.2	4,593.7
Goodwill	162.7	162.7
Long-term investments	109.6	83.1
Investments in associate and joint venture	157.9	157.1
Other long-term assets	393.7	370.2
Deferred tax assets	80.0	76.5
Total assets	$8,132.9	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$351.5	$379.6
Current income tax payable	18.3	6.4
Current portion of long-term debt	249.7	249.5
Current portion of provisions	51.0	50.3
Current portion of unrealized fair value of derivative liabilities	3.7	16.0
	674.2	701.8
Non-current liabilities
Long-term debt	1,732.5	1,731.9
Provisions	848.5	720.8
Other long-term liabilities	168.9	148.7
Deferred tax liabilities	474.0	499.0
Total liabilities	3,898.1	3,802.2

Equity
Common shareholders' equity
Common share capital	$14,889.5	$14,603.5
Contributed surplus	231.2	239.2
Accumulated deficit	(10,936.0)	(10,922.1)
Accumulated other comprehensive income (loss)	7.6	(31.3)
Total common shareholders' equity	4,192.3	3,889.3
Non-controlling interest	42.5	43.9
Total equity	4,234.8	3,933.2
Total liabilities and equity	$8,132.9	$7,735.4

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,244,137,896	1,146,540,188

p. 9 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended
	March 31,	March 31,
	2016	2015

Revenue
Metal sales	$782.6	$781.4

Cost of sales
Production cost of sales	462.3	454.6
Depreciation, depletion and amortization	207.8	206.2
Total cost of sales	670.1	660.8
Gross profit	112.5	120.6
Other operating expense	33.9	16.3
Exploration and business development	16.7	22.8
General and administrative	38.3	39.0
Operating earnings	23.6	42.5
Other income (expense) - net	8.1	(1.9)
Equity in earnings (losses) of associate and joint venture	0.2	(1.0)
Finance income	1.6	2.2
Finance expense	(33.2)	(24.0)
Earnings before tax	0.3	17.8
Income tax expense - net	(15.6)	(25.3)
Net loss	$(15.3)	$(7.5)
Net loss attributable to:
Non-controlling interest	$(1.4)	$(0.8)
Common shareholders	$(13.9)	$(6.7)
Loss per share attributable to common shareholders

Basic	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)

Weighted average number of common shares outstanding (millions)
Basic	1,173.6	1,145.1
Diluted	1,173.6	1,145.1

p. 10 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)

	Three months ended
	March 31,	March 31,
	2016	2015
Net inflow (outflow) of cash related to the following activities:

Operating:
Net loss	$(15.3)	$(7.5)
Adjustments to reconcile net earnings (loss) to net cash provided from operating activities:
Depreciation, depletion and amortization	207.8	206.2
Equity in (earnings) losses of associate and joint venture	(0.2)	1.0
Non-hedge derivative (gains) losses - net	(5.5)	1.0
Share-based compensation expense	3.8	4.6
Finance expense	33.2	24.0
Deferred tax recovery	(31.9)	(29.8)
Foreign exchange losses and other	10.7	15.3
Changes in operating assets and liabilities:
Accounts receivable and other assets	(0.2)	40.8
Inventories	37.1	50.7
Accounts payable and accrued liabilities	15.1	(27.6)
Cash flow provided from operating activities	254.6	278.7
Income taxes paid	(40.1)	(28.6)
Net cash flow provided from operating activities	214.5	250.1

Investing:
Additions to property, plant and equipment	(139.5)	(149.5)
Business acquisitions	(610.0)	-
Net additions to long-term investments and other assets	(11.1)	(21.7)
Net proceeds from the sale of property, plant and equipment	4.4	1.3
Decrease (increase) in restricted cash	(0.4)	0.2
Interest received and other	0.6	1.1
Net cash flow used in investing activities Financing:	(756.0)	(168.6)
Proceeds from issuance of equity	275.7	-
Proceeds from issuance of debt	-	19.5
Repayment of debt	-	(49.5)
Interest paid	(29.6)	(21.0)
Net cash flow provided from (used in) financing activities	246.1	(51.0)
Effect of exchange rate changes on cash and cash equivalents	1.9	(3.5)
Increase (decrease) in cash and cash equivalents	(293.5)	27.0
Cash and cash equivalents, beginning of period	1,043.9	983.5
Cash and cash equivalents, end of period	$750.4	$1,010.5

p. 11 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q1 2016	100	6,786	3,246	7,495	0.66	0.26	81%	87,800	87,889	$ 62.2	$ 708	$ 18.0	$ 23.5
		Q4 2015	100	4,454	3,407	6,712	0.66	0.26	82%	87,561	87,426	62.6	716	35.3	31.7
		Q3 2015	100	5,950	3,328	6,697	0.86	0.27	83%	115,258	118,978	66.2	556	37.4	36.8
		Q2 2015	100	6,543	3,345	8,255	0.87	0.28	84%	116,061	113,697	68.9	606	26.7	37.2
		Q1 2015	100	5,814	3,366	3,554	0.64	0.29	82%	82,673	82,003	55.1	672	41.4	24.6
	Round Mountain	Q1 2016	100 (8)	4,018	869	3,617	1.17	0.44	83%	92,926	90,474	$ 65.0	$ 718	$ 16.3	$ 27.2
		Q4 2015	50	6,392	898	3,724	0.86	0.42	77%	51,034	52,882	37.0	700	14.2	11.0
		Q3 2015	50	6,962	924	4,546	0.91	0.47	81%	58,074	54,559	37.5	687	12.3	12.9
		Q2 2015	50	5,286	748	4,372	1.08	0.40	75%	48,448	47,893	36.4	760	10.8	12.0
		Q1 2015	50	7,494	146	6,726	0.65	0.40	67%	40,262	40,447	36.0	890	11.2	9.0
	Bald Mountain (8)	Q1 2016	100	1,766	-	1,766	-	0.62	nm	20,422	11,197	$ 13.1	$ 1,170	$ 1.7	$ 5.5
	Kettle River- Buckhorn	Q1 2016	100	86	107	-	7.23	-	92%	28,312	28,264	$ 22.2	$ 785	$ -	$ 1.4
		Q4 2015	100	84	90	-	9.67	-	92%	19,301	19,601	14.6	745	-	2.0
		Q3 2015	100	97	106	-	6.93	-	92%	24,222	24,284	19.3	795	-	2.6
		Q2 2015	100	95	130	-	8.58	-	93%	29,580	29,524	23.4	793	-	3.3
		Q1 2015	100	93	111	-	6.02	-	91%	24,265	24,167	24.3	1,006	0.6	4.1
	Paracatu	Q1 2016	100	11,825	11,439	-	0.44	-	73%	119,376	117,090	$ 79.9	$ 682	$ 10.7	$ 35.4
		Q4 2015	100	10,730	9,738	-	0.51	-	76%	113,547	117,796	89.2	757	30.1	34.9
		Q3 2015	100	13,969	12,322	-	0.43	-	76%	129,064	134,838	100.7	747	36.9	38.4
		Q2 2015	100	11,435	11,392	-	0.41	-	72%	110,366	107,169	90.5	844	29.4	36.4
		Q1 2015	100	11,616	11,825	-	0.43	-	77%	124,685	124,929	93.9	752	16.3	37.8
	Maricunga (8)	Q1 2016	100	3,947	-	4,254	-	0.69	nm	59,076	57,490	$ 47.3	$ 823	$ 0.8	$ 10.8
		Q4 2015	100	3,870	-	4,099	-	0.78	nm	54,948	56,440	52.6	932	4.7	8.2
		Q3 2015	100	3,476	-	3,822	-	0.74	nm	52,672	52,282	52.5	1,004	5.2	7.3
		Q2 2015	100	2,220	-	1,957	-	0.81	nm	47,713	50,957	55.0	1,079	7.1	6.4
		Q1 2015	100	2,695	-	2,912	-	0.69	nm	56,822	54,376	56.0	1,030	7.5	5.4
Russia	Kupol (3)(4)(6)	Q1 2016	100	494	416	-	13.92	-	95%	192,450	175,691	$ 78.2	$ 445	$ 27.8	$ 52.9
		Q4 2015	100	449	429	-	13.81	-	96%	191,308	195,465	91.3	467	9.0	73.8
		Q3 2015	100	468	410	-	13.65	-	96%	190,366	217,031	101.7	469	21.4	77.3
		Q2 2015	100	516	423	-	13.43	-	95%	191,160	159,950	78.3	490	10.0	56.3
		Q1 2015	100	464	418	-	13.20	-	95%	185,729	192,167	91.5	476	15.5	63.9
West Africa	Tasiast	Q1 2016	100	1,891	777	1,187	1.51	0.41	91%	47,078	48,391	$ 47.2	$ 975	$ 49.9	$ 22.7
		Q4 2015	100	1,318	689	587	2.27	0.55	89%	53,706	52,146	49.9	957	49.6	26.5
		Q3 2015	100	1,259	618	364	2.21	0.48	92%	53,440	57,163	60.4	1,057	44.1	19.5
		Q2 2015	100	1,609	605	521	2.21	0.56	92%	57,890	54,941	58.4	1,063	31.1	18.7
		Q1 2015	100	1,009	630	66	2.00	0.97	89%	54,009	51,790	51.9	1,002	36.4	16.2
	Chirano - 100%	Q1 2016	90	453	847	-	1.77	-	91%	44,470	47,679	$ 47.2	$ 990	$ 11.7	$ 25.7
		Q4 2015	90	559	853	-	2.32	-	91%	58,123	56,284	42.2	750	11.6	44.1
		Q3 2015	90	873	917	-	2.36	-	91%	63,981	62,792	44.0	701	6.7	42.7
		Q2 2015	90	875	823	-	2.73	-	92%	66,311	69,017	47.6	690	4.9	44.6
		Q1 2015	90	739	899	-	2.62	-	89%	67,683	71,873	45.9	639	7.3	43.6
	Chirano - 90%	Q1 2016	90	453	847	-	1.77	-	91%	40,023	42,911	$ 42.5	$ 990	$ 10.5	$ 23.1
		Q4 2015	90	559	853	-	2.32	-	91%	52,311	50,655	38.0	750	10.4	39.7
		Q3 2015	90	873	917	-	2.36	-	91%	57,583	56,513	39.6	701	6.0	38.4
		Q2 2015	90	875	823	-	2.73	-	92%	59,680	62,115	42.8	689	4.4	40.1
		Q1 2015	90	739	899	-	2.62	-	89%	60,915	64,686	41.3	638	6.6	39.2

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q1 (2016) 104.19 g/t, 88%; Q4 (2015) 100.58 g/t, 87%; Q3 (2015) 100.55 g/t, 88%; Q2 (2015) 106.19 g/t, 87%; Q1 (2015) 95.64 g/t, 85.3%.
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q1 2016: 79.64:1; Q4 2015: 74.78:1; Q3 2015: 75.40:1, Q2 2015: 72.75:1, Q1 2015: 72.91:1.
(6)	Dvoinoye ore processed and grade were as follows: Q1 (2016) 129,675 tonnes, 22.69 g/t; Q4 (2015) 122,987 tonnes, 22.91 g/t; Q3 (2015) 111,806 tonnes, 24.52 g/t; Q2 (2015) 104,465 tonnes, 26.43 g/t; Q1 (2015) 93,000 tonnes, 27.40 g/t.
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	On January 11, 2016, Kinross completed the acquisition of 100% of the Bald Mountain gold mine and the remaining 50% interest in the Round Mountain gold mine.

p. 12 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Earnings
(in millions, except share and per share amounts)	Three months ended
	March 31
	2016	2015

Net earnings (loss) attributable to common shareholders - as reported	$(13.9)	$(6.7)

Adjusting items:
Foreign exchange losses	2.8	1.0
Non-hedge derivatives losses (gains) - net of tax	(6.6)	2.0
Losses (gains) on sale of other assets - net of tax	(3.5)	0.9
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(6.2)	17.7
Nevada acquisition costs	7.6	-
Taxes in respect of prior years	21.2	0.4
	15.3	22.0
Adjusted net earnings attributable to common shareholders	$1.4	$15.3
Weighted average number of common shares outstanding - Basic	1,173.6	1,145.1
Adjusted net earnings per share	$0.00	$0.01

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 13 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions, except share and per share amounts)	Three months ended
	March 31
	2016	2015

Net cash flow provided from operating activities - as reported	$214.5	$250.1

Adjusting items:
Working capital changes:
Accounts receivable and other assets	0.2	(40.8)
Inventories	(37.1)	(50.7)
Accounts payable and other liabilities, including taxes	25.0	56.2
	(11.9)	(35.3)
Adjusted operating cash flow	$202.6	$214.8
Weighted average number of common shares outstanding - Basic	1,173.6	1,145.1
Adjusted operating cash flow per share	$0.17	$0.19

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
	Three months ended
(in millions, except ounces and production cost of sales per equivalent ounce)	March 31
	2016	2015

Production cost of sales - as reported	$462.3	$454.6
Less: portion attributable to Chirano non-controlling interest	(4.7)	(4.6)
Attributable production cost of sales	$457.6	$450.0

Gold equivalent ounces sold	664,165	641,752
Less: portion attributable to Chirano non-controlling interest	(4,768)	(7,187)
Attributable gold equivalent ounces sold	659,397	634,565
Consolidated production cost of sales per equivalent ounce sold	$696	$708
Attributable production cost of sales per equivalent ounce sold	$694	$709

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 14 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended
	March 31
	2016	2015

Production cost of sales - as reported	$462.3	$454.6
Less: portion attributable to Chirano non-controlling interest	(4.7)	(4.6)
Less: attributable silver revenues	(19.5)	(20.2)
Attributable production cost of sales net of silver by-product revenue	$438.1	$429.8

Gold ounces sold	647,490	625,018
Less: portion attributable to Chirano non-controlling interest	(4,757)	(7,167)
Attributable gold ounces sold	642,733	617,851
Attributable production cost of sales per ounce sold on a by-product basis	$682	$696

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

p. 15 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended
	March 31
	2016	2015

Production cost of sales - as reported	$462.3	$454.6
Less: portion attributable to Chirano non-controlling interest(1)	(4.7)	(4.6)
Less: attributable(2) silver revenues(3)	(19.5)	(20.2)
Attributable(2) production cost of sales net of silver by-product revenue	$438.1	$429.8
Adjusting items on an attributable(2) basis:
General and administrative(4)	38.3	39.0
Other operating expense - sustaining(5)	23.5	11.7
Reclamation and remediation - sustaining(6)	18.3	14.5
Exploration and business development - sustaining(7)	11.5	13.3
Additions to property, plant and equipment - sustaining(8)	85.7	83.0
All-in Sustaining Cost on a by-product basis - attributable(2)	$615.4	$591.3
Other operating expense - non-sustaining(5)	2.5	4.5
Exploration - non-sustaining(7)	5.0	9.1
Additions to property, plant and equipment - non-sustaining(8)	34.3	43.8
All-in Cost on a by-product basis - attributable(2)	$657.2	$648.7
Gold ounces sold	647,490	625,018
Less: portion attributable to Chirano non-controlling interest(9)	(4,757)	(7,167)
Attributable(2) gold ounces sold	642,733	617,851
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$957	$957
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,023	$1,050

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended
	March 31
	2016	2015

Production cost of sales - as reported	$462.3	$454.6
Less: portion attributable to Chirano non-controlling interest(1)	(4.7)	(4.6)
Attributable(2) production cost of sales	$457.6	$450.0
Adjusting items on an attributable(2) basis:
General and administrative(4)	38.3	39.0
Other operating expense - sustaining(5)	23.5	11.7
Reclamation and remediation - sustaining(6)	18.3	14.5
Exploration and business development - sustaining(7)	11.5	13.3
Additions to property, plant and equipment - sustaining(8)	85.7	83.0
All-in Sustaining Cost - attributable(2)	$634.9	$611.5
Other operating expense - non-sustaining(5)	2.5	4.5
Exploration - non-sustaining(7)	5.0	9.1
Additions to property, plant and equipment - non-sustaining(8)	34.3	43.8
All-in Cost - attributable(2)	$676.7	$668.9
Gold equivalent ounces sold	664,165	641,752
Less: portion attributable to Chirano non-controlling interest(9)	(4,768)	(7,187)
Attributable(2) gold equivalent ounces sold	659,397	634,565
Attributable(2) all-in sustaining cost per equivalent ounce sold	$963	$964
Attributable(2) all-in cost per equivalent ounce sold	$1,026	$1,054

p. 16 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(1) "Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(2) “Attributable” includes Kinross' share of Chirano (90%) production.

(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(4) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the first quarter of 2016 relate to projects at Tasiast and Chirano.

(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

p. 17 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “CEO commentary“, “Maricunga update”, “Outlook” and “Organic development projects”, and include, without limitation, statements with respect to our guidance and forecasts for production; production costs of sales, all-in sustaining cost and capital expenditures; as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, permitting, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation and regulatory processes. The words “ahead”, “anticipate”, “assumption”, “believe”, “contemplate”, “consideration”, “contingent”, “encouraging”, “estimates”, ‘‘expects’’, “explore”, “feasibility”, “forecast”, “focus”, “forward”, “future”, “guidance”, “indicate”, “intend”, “measures”, “objective”, “on track”, “outlook”, “opportunity”, “path, “phase”, “plan”, “possible”, “potential”, “pre-feasibility”, “priority”, “project”, “proposition”, “prospective”, “risk”, “strategy”, “study”, “target”, “trending” or “upside”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or ‘will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Annual Information Form dated March 31, 2016 (“2016 AIF”) and our Management’s Discussion and Analysis for the fiscal year-end 2015 (“2015 MD&A”), as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to at Tasiast following the recent strike notice or otherwise), supply disruptions, power disruptions, illegal incursions, illegal mining, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the Eustaquio tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailing facility regulation and amendments to mining laws in Brazil, potential amendments to labour laws and water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to credit ratings being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; the impacts of illegal mining and property incursions; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions (including but not limited to Bald Mountain and the other 50% of Round Mountain) and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; permitting and environmental enforcement actions and similar proceedings in jurisdictions in which the Company operates; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed 2016 AIF and the “Risk Analysis” sections of our 2015 MD&A and our Management’s Discussion and Analysis for the first quarter of 2016. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 18 Kinross reports 2016 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in US dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce 6.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $14 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $24 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $3 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties (other than exploration activities) contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI 43-101”). The technical information about the Company’s exploration activities contained in this news release has been prepared under the supervision of Mr. Sylvain Guerard, an officer of the Company who is a “qualified person” within the meaning of NI 43-101.

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 19 Kinross reports 2016 first-quarter results	www.kinross.com